Filed by Discovery Partners International, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Infinity Pharmaceuticals Inc.

Commission File No. 333-134438

On September 8, 2006, Discovery Partners International, Inc. issued a press release announcing a 4-to-1 reverse stock split effective immediately prior to the closing of its merger with Infinity Pharmaceuticals, Inc. The text of the press release is as follows:

Company Contact:
Discovery Partners International
Acting Chief Executive Officer	Chief Financial Officer
Michael C. Venuti, Ph.D.	Craig Kussman
858-455-8600	(858) 228-4113
ir@discoverypartners.com

FOR IMMEDIATE RELEASE

Discovery Partners International Announces 4-to-1 Reverse Stock Split Effective Immediately Prior to the Closing of the Infinity Merger

San Diego, CA – September 8, 2006 – Discovery Partners International, Inc. (Nasdaq: DPII) today announced that its board of directors has approved a 4-to-1 reverse split of its common stock, subject to approval of an amendment to Discovery Partners’ charter to effect the reverse split by Discovery Partners’ stockholders at the special stockholders’ meeting to be held on September 12, 2006 related to Discovery Partners’ merger with Infinity Pharmaceuticals, Inc.

As a result of the reverse stock split, and assuming the merger is approved by the stockholders of Discovery Partners and Infinity, immediately prior to the closing of the merger with Infinity, every 4 shares of Discovery Partners common stock will be combined into one share of Discovery Partners common stock. The reverse stock split affects all Discovery Partners common stock and stock options outstanding immediately prior to the effective time of the reverse stock split. Fractional shares which would have resulted from the reverse split will be paid in cash at a value equal to the closing price of Discovery Partners common stock on the date immediately preceding the effective time of the split as reported on the NASDAQ Global Market. The reverse split will reduce the number of shares of Discovery Partners common stock outstanding from approximately 26 million to approximately 6.5 million prior to the issuance of any shares of Discovery Partners common stock in connection with Discovery Partners’ merger with Infinity Pharmaceuticals, Inc.

About Discovery Partners International, Inc.

Discovery Partners International, Inc. (DPI) has entered into a merger agreement with Infinity pursuant to which Infinity will merge with and into a wholly owned subsidiary of Discovery Partners, with Infinity as the surviving corporation, becoming a wholly owned subsidiary of Discovery Partners. In connection with the merger, Discovery Partners recently completed the sale of all of the stock of its operating subsidiaries and all of its material operating assets pursuant to a stock and asset purchase agreement with Galapagos NV. and Biofocus Inc., a subsidiary of Galapagos NV. Discovery Partners’ only remaining material assets following that sale are its cash, cash equivalents and short-term investments, its listing on the NASDAQ Global Market and its merger agreement with Infinity. The terms of the Infinity merger agreement and the stock and asset purchase agreement with Galapagos and Biofocus, and the remaining assets of Discovery Partners following the closing of the transactions described in such agreements are contained in Discovery Partners’ filings with the Securities and Exchange Commission and are available on the Company’s web site at http://www.discoverypartners.com.

About Infinity Pharmaceuticals, Inc.

Infinity is an innovative cancer drug discovery and development company that is seeking to leverage its strength in small molecule drug technologies to discover, develop, and deliver to patients first-in-class or best-in-class medicines for the treatment of cancer and related conditions. For more information on Infinity Pharmaceuticals, including a copy of this release in the Media Room, please visit the company’s web site at http://www.ipi.com.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger transaction between Infinity and Discovery Partners, on August 7, 2006, Discovery Partners filed with the Securities and Exchange Commission an amended registration statement that contains a proxy statement/prospectus, which registration statement has been declared effective by the Securities and Exchange Commission. Investors and securityholders of Discovery Partners and Infinity are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) regarding the proposed transaction because it contains important information about Discovery Partners, Infinity and the proposed transaction. Discovery Partners’ stockholders can obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Discovery Partners and Infinity, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, without charge, by directing a request to Discovery Partners International, Inc., 9640 Towne Centre Drive, San Diego, CA 92121, Attention: Investor Relations, Telephone: (858) 455-8600.

Participants in the Solicitation

Discovery Partners and its directors and executive officers and Infinity and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Discovery Partners in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of Discovery Partners is also included in Discovery Partners’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2006. This document is available free of charge at the SEC’s web site (http://www.sec.gov) and from Discovery Partners’s Investor Relations at the address listed above.

Forward-Looking Statements

This release contains certain forward-looking statements that involve risks and uncertainties that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such forward-looking statements include statements regarding the completion of the reverse stock split and related matters and stockholder approval of matters related to the merger with Infinity. Factors that may cause actual results to differ materially include the risk that Discovery Partners stockholders will not approve matters related to the merger with Infinity and that Discovery Partners and Infinity may not be able to complete the proposed merger. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. There are a number of important factors that may affect Discovery Partners’ and Infinity’s actual results, many of which are beyond Discovery Partners’ and Infinity’s control and are difficult to predict. These factors and others are more fully discussed in Discovery Partners periodic reports and other filings with the SEC, including without limitation the amended registration statement on Form S-4 filed by Discovery Partners with the SEC on August 7, 2006.

Any forward-looking statements are made pursuant to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and, as such, speak only as of the date made. Discovery Partners undertakes no obligation to publicly update any forward- looking statements, whether as a result of new information, future events or otherwise.